

September 10, 2012

Via E-mail
Mr. Nir Sztern
Chief Executive Officer
Cellcom Israel Ltd.
10 Hagavish Street,
 Netanya L3 42140, Israel

> **Re: Cellcom Israel Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed March 7, 2012**
> **File No. 001-33271**

Dear Mr. Sztern:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 94

Results of Operations, page 100

1. We note that your segment information on page F-29 discloses that the CODM evaluates results of Cellcom and Netvision based on revenue and costs that are directly attributable to the operating segments, resulting in segment income or loss before taxes. Please revise your discussion of Results of Operations in future filings to address your segment profitability measure, including directly attributable operating costs, consistent with those disclosed in your IFRS 8 segment information as is required by Financial Reporting Release No. 36 (Section 501.06).

2. We also note a material increase in revenues from equipment sales of 117% resulting in revenues of NIS1.747 million for the year ending December 31, 2011. Please tell us, and in future filings discuss in greater detail, and more importantly quantify the underlying reasons for increases in the volume and/or price of the handsets sold. In particular, please explain the dramatic increase in handset sales in light of the slight decrease in the total number of subscribers during the same period.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, F-2

3. We note Somekh Chaikin, in their report dated March 6, 2012, makes reference to another accountant's report. Please file this report in an amended Form 20-F or explain to us why it is not necessary to do so. It appears it may also be necessary that you file a consent from this auditor for the incorporation by reference of its report in the company's Form S-8.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Nir Sztern
Cellcom Israel Ltd.
September 10, 2012
Page 3

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director